82-2911

VECTOR
Corporate Finance Lawyers

03032224

COPY

E-mail: lsalt@vectorlaw.com
File No. 1513

September 15, 2003

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

VIA SEDAR

SUPPL

Attention: Financial Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4

RECEIVED SEP 24 2003 PROCESSING SECTION 187

Dear Sirs:

re: Cadre Resources Ltd. (the "Company")
Management Proxy Materials - Annual and Extraordinary General Meeting

In accordance with Sections 153, 154, 183, 184 and 189 of the Securities Rules, we attach a copy of the following proxy-related materials with respect to the Company's Annual and Extraordinary General Meeting scheduled to be held on October 9, 2003:

1. Notice of Meeting and Information Circular including Schedule "A", Statement of Executive Compensation, Schedule "B", Incentive Stock Option Plan, and Schedule "C", General By-law.
2. Form of Proxy
3. Annual Return Card

The aforesaid material, together with the Quarterly and Year End Report (BC Form 51-901F) for the quarter ended April 30, 2003, including Schedule "A", "Financial Statements", being the audited financial statements for the fiscal period ended April 30, 2003, Schedule "B", "Supplementary Information" and Schedule "C", "Management Discussion", will be delivered to the Company's transfer agent so that the same mailed to the shareholders in accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, on or before **September 15, 2003**.

dlw 9/29

VECTOR Corporate Finance Lawyers

A confirmation of mailing is attached.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

Lindsay Salt
Paralegal

ls

Encl.

cc: Cadre Resources Ltd. (Attn: R. Page Chilcott)
TSX Venture Exchange (Attn: Records, w/encls., via SEDAR)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2911, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager), w/encls.